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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** AND ENDING **December 31, 2008**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **George McKelvey Co., Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

529 Washington Boulevard

(No. and Street)

Sea Girt   **New Jersey**   **08750-2904**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert G. McKelvey   **(732) 449-5323**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Ferraro, CPA

(Name – if individual, state last, first, middle name)

278 Route 34   **Matawan**   **New Jersey**   **07747**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Robert G. McKelvey__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__George McKelvey Co., Inc.__ , as

of __December 31__ , 20__08__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

SUSAN M. STUKANE
Commission Expires - July 8, 2010

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

GEORGE McKELVEY CO., INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2008

MICHAEL R. FERRARO

CERTIFIED PUBLIC ACCOUNTANT

278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
George McKelvey Co., Inc.

I have audited the accompanying statement of financial condition of George McKelvey Co., Inc. as of December 31, 2008, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of George McKelvey Co., Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Ferraro, CPA
Matawan, New Jersey
February 19, 2008

1

GEORGE McKELVEY CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash	$ 108,360
Receivable from clearing organization	24,190
Receivables from investment advisory fees	1,206,406
Temporary investments	42,242
Securities pledged under subordination agreement	300,000
Furniture and equipment, at cost, less accumulated depreciation of $443,310	26,061
Other assets	74,803
	$ 1,782,116

Liabilities and Stockholders' Equity

Liabilities:	
Unearned investment advisory fees	$ 977,502
Accounts payable, accrued expenses and other liabilities	86,198
	1,063,700
Commitments, contingencies and guarantees	
Subordinated borrowings	300,000
Short term bank loan	75,000
	375,000
Stockholders' equity	
Common stock, no par value, authorized 2,500 shares, Issued 100 shares	25,000
Paid-in capital	48,167
Retained earnings	270,249
Total stockholders' equity	343,416
	$ 1,782,116

The accompanying notes are an integral part of these financial statements.

2

GEORGE McKELVEY CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues		
Commissions	$	465,829
Investment advisory fees		2,945,408
Other income		239,900
Total revenue		3,651,137
Expenses		
Salaries and other employment costs		
for voting stockholder officers		1,447,605
Employee compensation and benefits		1,485,703
Commissions paid to other broker-dealers		195,808
Regulatory fees and expenses		43,429
Depreciation		12,000
Other expenses		408,378
Total expenses		3,592,923
Net income	$	58,214

GEORGE McKELVEY CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock Common		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at					
January 1, 2008	100	$ 25,000	$ 48,167	$ 221,035	$ 285,202
Net Income				58,214	58,214
Balance at					
December 31, 2008	100	$ 25,000	$ 48,167	$ 270,249	$ 343,416

The accompanying notes are an integral part of these financial statements.   4

GEORGE McKELVEY CO., INC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings at January 1, 2008	$ 300,000
Changes in subordinated borrowings	0
Subordinated borrowings at December 31, 2008	$ 300,000

GEORGE McKELVEY CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities		
Net income		$ 58,214
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Depreciation	12,000	
(Increase) decrease in operating assets:		
Net receivable from clearing organization	7,953	
Net receivable from customers	117,136	
Other assets	(6,855)	
Increase (decrease) in operating liabilities:		
Unearned investment advisory fees	(151,269)	
Other liabilities	(16,888)	
Total adjustments		(37,923)
Net cash provided by operating activities		20,291
Cash flows from investing activities:		
Purchase of furniture and equipment	(6,119)	
Redemption of temporary investments	(6,607)	
Net cash provided by investing activities		(12,726)
Cash flows from financing activities:		
Payment of short-term bank loan		
Proceeds from short-term bank loan	75,000	
Net cash used in financing activities		75,000
Increase in cash		82,565
Cash at beginning of year		25,795
Cash at end of year		$ 108,360

The accompanying notes are an integral part of these financial statements.

NOTE 1: Organization and Nature of Business

George McKelvey Co., Inc. ("Company") is a corporation organized in 1973 under the laws of New Jersey. The Company is duly registered and approved as a broker-dealer and investment advisor with the Financial Industry Regulatory Authority (FINRA) and Securities and Exchange Commission (SEC) on May 18, 1973 and September 4, 1990, respectively.

NOTE 2: Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis.

Effective November 9, 1992, the Company entered into an agreement with National Financial Services LLC to clear transactions on a fully disclosed basis for customer and contra-broker accounts. As part of the terms of the agreement, the Company is required by National Financial Services LLC to maintain a minimum net capital of $100,000.

The accompanying financial statements have been prepared on the accrual basis of accounting.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense is appropriately reflected in the financial statements.

Depreciation

Depreciation is provided on a straight-line basis in the current period using estimated useful lives of five years, and in prior periods, double-declining method using estimated useful lives of five to seven years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3: Receivable from Clearing Organizations

Accounts receivable from National Financial Services, LLC as of December 31, 2008 is $24,190.

NOTE 4: Other Assets

Cash of $50,000 has been segregated with National Financial Services LLC, which is a requirement of the clearing agreement. This deposit bears interest at the average overnight repurchase agreement rate for the applicable period.

NOTE 5: Bank Loan

Effective August 27, 2008, the Company obtained a line of credit in the amount of $300,000 from Wachovia Bank. All borrowings are collateralized by various assets of the Company and are personally guaranteed by the Officers-Shareholders. Interest accrues at the Bank's prime lending rate (3.25% as of December 31, 2008). There was a loan balance due of $75,000 as of December 31, 2008.

NOTE 6: Pension and Other Postretirement Benefit Plans

The Company maintains a qualified retirement program in accordance with Section 401(k) of the Internal Revenue code. The Company provided a retirement contribution of $53,662 for the year ended December 31, 2008. The plan provides for an employer contribution of 3% of all eligible employees' compensation.

NOTE 7: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Act of 1934 (SEA) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $361,893, which was $111,893 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 3.15 to 1.

NOTE 8: Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as the occurrence or nonoccurrence of a specified event) asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with the acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company with its clearing agent National Financial Services, LLC has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses including without limitation those asserted by its customers if any employee or agent of National Financial Services, LLC has acted improperly.

9

NOTE 9: Commitments and Contingent Liabilities

The Company conducts its operations from a facility that is leased under a three year non-cancelable operating lease expiring in December 2010. There is an option to renew the lease for an additional three years at an increased monthly rental.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2008:

Year Ending December 31,	Amount
2009	123,240
2010	126,900
	$ 250,140

NOTE 10: Related Party Transaction

The Company's leased office facility is owned partially by a shareholder of the Company. The rent, which approximates fair market value, is under a three-year lease with a three-year renewal option. Rent expense in 2008 was $119,640.

MICHAEL R. FERRARO

CERTIFIED PUBLIC ACCOUNTANT

278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
George McKelvey Co., Inc.

I have audited the accompanying financial statements of George McKelvey Co., Inc. as of and for the year ended December 31, 2008, and have issued my report thereon dated February 19, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Ferraro, CPA
Matawan, NJ
February 19, 2009

11

Schedule I

GEORGE McKELVEY CO., INC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

Net Capital

Total stockholders' equity		$ 343,416
Deduct stockholders' equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		343,416
Add:		
Subordinated borrowings allowable in computation of net capital		300,000
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		643,416
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 26,061	
Other assets	254,539	280,600
Net capital before haircuts on securities positions (tentative net capital)		362,816
Haircuts on securities		
Trading and investment securities		923
Net capital		$ 361,893
Aggregate indebtedness		
Short-term bank loan	$ 75,000	
Accounts payable, accrued expenses and other liabilities	1,063,700	
Total aggregate indebtedness	$ 1,138,700	
Computation of basic net capital requirement		
Minimum net capital required: (6.67% of aggregate indebtedness)	$ 75,951	
Minimum dollar net capital requirement	250,000	
Net capital requirment (greater of minimum required)		250,000
Excess net capital		$ 111,893
Excess net capital at 1,000 percent		$ 248,023
Percentage of aggregate indebtedness to net capital		315%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%
Ratio: Aggregate indebtedness to net capital		3.15 to 1

No material differences existed between the above computation and the computation included with the Company's corresponding unaudited Form X-17A-5 Part IIA.

GEORGE McKELVEY CO., INC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

Effective November 9, 1992, the company entered into an agreement with National Financial Services LLC to clear transactions on a fully disclosed basis for customer and contra-broker accounts. Thus, the Company is exempt from the computation for determination of reserve requirements under Rule 15c3-3.

MICHAEL R. FERRARO

CERTIFIED PUBLIC ACCOUNTANT

278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
George McKelvey Co., Inc.

In planning and performing my audit of the financial statements of George McKelvey Co., Inc., (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-(g) in making the periodic computations of aggregated indebtedness (or aggregated debits) and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

14

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Ferraro, CPA
Matawan, New Jersey
February 19, 2009